AMERICAN ELECTRIC POWER COMPANY, INC.  AND SUBSIDIARY COMPANIES
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO.  26864
FOR THE QUARTER ENDED MARCH 31, 1998


1) Aggregate Investment which there is recourse to AEP Co., Inc. in Exempt Wholesale Generators (EWG) and Foreign Utility Companies (FUCO)

FUCO                                        (in thousands)

Yorkshire Electricity Group plc              $   362,975
Nanyang General Light Electric                    62,204
Pacific Hydro Ltd.                                 9,967

Total Investment in FUCO's                   $   435,146

EWG                                          $      -


2)   Aggregate Investment as a Percentage of the Following Items

                            (in thousands)              %

Total Capitalization          $10,849,083*             4.0%
Net Utility Plant              11,609,619              3.7%
Total Assets                   16,798,403              2.6%
Market Value of Common Equity   9,566,330              4.5%

*Includes Long-term Debt Due Within One Year and Short-term Debt.

3)   Consolidated Capitalization Ratio

                            (in thousands)              %

Short-term Debt               $   640,150
Long-term Debt                  5,301,841*
  Total Debt                    5,941,991             54.8%

Preferred Stock                   174,171              1.6%

Common Stock                     1,295,936
Paid-in Capital                  1,795,378
Retained Earnings                1,641,607
  Total Common Equity            4,732,921            43.6%

Total Capitalization           $10,849,083           100.0%

* Includes Long-term Debt Due Within One Year.

AMERICAN ELECTRIC POWER COMPANY, INC.  AND SUBSIDIARY COMPANIES
               QUARTERLY REPORT PER REQUIREMENTS
           OF HOLDING COMPANY ACT RELEASE NO.  26864
               FOR THE QUARTER ENDED MARCH 31, 1998

4)   Market-to-book Ratio of AEP Common Stock

Closing Market Price per Share               $50.25
Book Value per Share                         $24.86

Market-to-book Ratio of Common Stock         202.1%


5)   Analysis of Growth in Retained Earnings

                                         (in thousands)

Beginning Retained Earnings-January 1, 1998  $ 1,605,017
Earnings Attributable to FUCO's/EWG's              3,444
Earnings Attributable to
  Other Subsidiaries                             147,142
Less Dividends                                  (113,996)
Ending Retained Earnings - March 31, 1998    $ 1,641,607


6)   Statement of Revenues and Net Income for each EWG and FUCO

Statement of revenues and net income for the following FUCO's are filed under confidential treatment pursuant to Rule 104(b):

     Yorkshire Electricity Group plc
     Nanyang General Light Electric
     Pacific Hydro Ltd.